Exhibit 12.1
SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Year ended December 31,
	2006	2005	2004	2003	2002
Earnings:
Income (loss) from continuing operations before income taxes and cumulative effects of accounting changes	$97,449	$87,127	$109,318	$94,119	$(142,909)

Minority interest in (loss) income of majority owned subsidiaries with fixed charges	295	(201)	474	539	527
Add: fixed charges as adjusted (from below)	129,794	121,464	138,983	160,120	179,538

	$227,538	$208,390	$248,775	$254,778	$37,156

Fixed charges:
Interest expense:
Corporate	$107,071	$92,945	$109,246	$130,727	$152,149
Amortization of debt cost	16,328	10,788	10,047	9,237	7,102
1/3 of rental expense	6,395	17,731	19,690	20,156	20,287

Fixed charges	129,794	121,464	138,983	160,120	179,538
Less: Capitalized interest	—	—	—	—	—

Fixed charges as adjusted	$129,794	$121,464	$138,983	$160,120	$179,538

Ratio (earnings divided by fixed charges)	1.75	1.72	1.79	1.59	A
A.	During the year ended December 31, 2002 the ratio coverage was less than 1:1. In order to achieve a coverage of 1:1, the Company would have had to generate additional income from continuing operations before income taxes and cumulative effects of accounting changes of $142,382 for the year ended December 31, 2002.